Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Year Ended December 31,
	2010	2011	2012	2013	2014

Income (Loss) from Continuing Operations	$(34,745)	$49,934	$19,273	$70,606	$62,375
Plus: Income Taxes	(12,701)	4,694	2,669	4,962	9,270
Fixed Charges	23,833	23,432	29,570	37,562	32,744
Less: Capitalized Interest	(1,421)	(365)	(5,524)	(12,801)	(8,396)
Earnings Before Fixed Charges	(25,034)	77,695	45,988	100,329	95,993
Fixed Charges:
Interest Expense	$21,693	$22,314	$23,244	$23,821	$23,332
Capitalized Interest	1,421	365	5,524	12,801	8,396
Estimated Portion of Rental Expense Equivalent to Interest	719	753	802	940	1,016
Total Fixed Charges	23,833	23,432	29,570	37,562	32,744

Ratio of Earnings to Fixed Charges	NA	3.32	1.56	2.67	2.93

NA – The ratio is less than 1.0. A deficiency of $48.9 million exists for the year ended December 31, 2010. The calculation of earnings includes $57.0 million of non-cash depreciation and amortization expense and $97.7 million of impairment.